Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2014

•Quarterly Net Revenues up by 35.1% Year-Over-Year

•Year-to-date Net Revenues up by 37.0% Year-Over-Year

(Beijing—January 22, 2015)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2015 ended November 30, 2014.

Highlights for the Third Quarter of Fiscal Year 2015

•                 Net revenues increased by 35.1% year-over-year to US$99.4 million from US$73.5 million in the same period of the prior year.

•                 Income from operations decreased by 30.9% to US$8.2 million, from US$11.9 million in the same period of the prior year.

•                 Net income attributable to TAL decreased by 12.4% year-over-year to US$11.0 million from US$12.5 million in the same period of the prior year.

•                 Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 8.8% year-over-year to US$15.9 million from US$14.6 million in the same period of the prior year.

•                 Basic and diluted net income per American Depositary Share (“ADS”) were US$0.14 and US$0.13, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.20 and US$0.19, respectively. Each ADS represents two Class A common shares.

•                 Cash, cash equivalents and term deposits totaled US$567.2 million as of November 30, 2014, compared to US$269.9 million as of February 28, 2014.

•                 Total student enrollments increased by 35.6% year-over-year to approximately 304,910 from approximately 224,810 in the same period of the prior year.

•                  Total physical network consisted of 289 learning centers as of November 30, 2014, increased from 287 as of August 31, 2014.

Highlights for the Nine Months Ended November 30, 2014

•                  Net revenues increased by 37.0% year-over-year to US$310.8 million from US$226.9 million in the same period of the prior year.

•                  Income from operations increased by 21.8% to US$52.4 million, from US$43.0 million in the same period of fiscal year 2014.

•                  Net income attributable to TAL increased by 21.7% year-over-year to US$53.4 million from US$43.9 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 34.0% year-over-year to US$66.6 million from US$49.7 million in the same period of the prior year.

•                  Basic and diluted net income per ADS were US$0.68 and US$0.65, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.84 and US$0.80, respectively.

•                  Total student enrollments during the first nine months of fiscal year 2015 increased by 36.7% year-over-year to approximately 992,080.

•                  Total physical network increased to 289 learning centers as of November 30, 2014 from 274 learning centers as of February 28, 2014.

Financial and Operating Data——Third Quarter of Fiscal Year 2015

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2013	2014	Pct. Change
Net revenues	73,530	99,368	35.1%
Net income attributable to TAL	12,509	10,959	-12.4%
Non-GAAP net income attributable to TAL	14,575	15,861	8.8%
Operating income	11,893	8,219	-30.9%
Non-GAAP operating income	13,960	13,121	-6.0%
Net income per ADS attributable to TAL — basic	0.16	0.14	-13.3%
Net income per ADS attributable to TAL — diluted	0.15	0.13	-14.2%
Non-GAAP net income per ADS attributable to TAL — basic	0.19	0.20	7.7%
Non-GAAP net income per ADS attributable to TAL — diluted	0.18	0.19	6.6%
Total student enrollments in small class, one-on-one, and online courses	224,810	304,910	35.6%

	Nine Months Ended
	November 30,
	2013	2014	Pct. Change
Net revenues	226,896	310,765	37.0%
Net income attributable to TAL	43,896	53,427	21.7%
Non-GAAP net income attributable to TAL	49,662	66,561	34.0%
Operating income	43,000	52,393	21.8%
Non-GAAP operating income	48,765	65,527	34.4%
Net income per ADS attributable to TAL — basic	0.56	0.68	20.5%
Net income per ADS attributable to TAL — diluted	0.55	0.65	19.1%
Non-GAAP net income per ADS attributable to TAL — basic	0.63	0.84	32.7%
Non-GAAP net income per ADS attributable to TAL — diluted	0.62	0.80	29.3%
Total student enrollments in small class, one-on-one, and online courses	725,950	992,080	36.7%

“We delivered strong top line growth in the third quarter as we continued to expand our tutoring services as planned. I am particularly pleased that we have maintained growth momentum even in the midst of the tremendously exciting changes which bring opportunities of building new education models for the future,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“In this quarter, we also took a minority equity interest in Guokr, a popular mobile and web-based community for science and technology education in China. We believe Guokr’s Massive Online Open Course (MOOC) content will enrich our blended learning approach across multi-media platforms. Its customer base of high school, college students and young graduates is also highly complementary to our strong K-12 user base. Through in-house development and strategic investments, we are bringing together the technology, community and education resources to become a leading technology-focused education services provider in China,” Mr. Zhang added.

Rong Luo, Chief Financial Officer, said, “The healthy geographical spread of our tutoring services is more evident than ever as cities other than Beijing and Shanghai contributed over half of our core small class revenues in the third quarter. We continued to invest prudently in meeting the growing demand for our services by adding 15 learning centers to reach a total of 289 learning centers and adding 533 small class classrooms during the first nine months of fiscal year 2015. We will continue to execute our plan to add more learning center capacity in those cities with satisfactory utilization rates, such as Guangzhou, to meet the growing demand for our class-based tutoring services. “

Financial Results for the Third Quarter of Fiscal Year 2015

Net Revenues

In the third quarter of fiscal year 2015, TAL reported net revenues of US$99.4 million, representing a 35.1% increase from US$73.5 million in the third quarter of fiscal year 2014. The increase was mainly driven by an increase in total student enrollments. Total student enrollments increased by 35.6% to approximately 304,910 from approximately 224,810 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. In the third quarter of fiscal year 2015, average selling price (ASP) was US$326, which remained almost unchanged from the same quarter of fiscal year 2014. ASP was stable mainly because the increases in the hourly rate of the small class course offerings were offset by more enrollment contribution from online courses and the foreign exchange rate fluctuation.

Operating Costs and Expenses

In the third quarter of fiscal year 2015, operating costs and expenses were US$91.2 million, a 46.0% increase from US$62.5 million in the third quarter of fiscal year 2014. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$86.3 million, a 42.9% increase from US$60.4 million in the third quarter of fiscal year 2014.

Cost of revenues increased by 36.5% to US$49.0 million, from US$35.9 million in the third quarter of fiscal year 2014. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 36.5% to US$48.9 million, from US$35.9 million in the third quarter of fiscal year 2014.

Selling and marketing expenses increased by 45.7% to US$13.6 million, from US$9.3 million in the third quarter of fiscal year 2014. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 44.8% to US$13.1 million, from US$9.0 million in the third quarter of fiscal year 2014. The increase of selling and marketing expenses in the third quarter of fiscal year 2015 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 65.8% to US$28.7 million, from US$17.3 million in the third quarter of fiscal year 2014. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, and in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 56.4% to US$24.3 million, from US$15.5 million in the third quarter of fiscal year 2014.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 137.3% to US$4.9 million in the third quarter of fiscal year 2015, from US$2.1 million in the same period of fiscal year 2014. The increase of share-based compensation expenses was mainly driven by new grants of nonvested shares to directors and employees by the company in the first nine months of fiscal year 2015.

Gross Profit

Gross profit increased by 33.8% to US$50.4 million, from US$37.7 million in the third quarter of fiscal year 2014.

Income from Operations

Income from operations decreased by 30.9% to US$8.2 million, from US$11.9 million in the third quarter of fiscal year 2014. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 6.0% to US$13.1 million, from US$14.0 million in the third quarter of fiscal year 2014.

Other Expense

Other expense was US$0.3 million for the third quarter of fiscal year 2015, compared to other expense of US$51.1 thousand in the third quarter of fiscal year 2014.

Gain on Fair Value Change of Long-term Investment

Gain on fair value change of long-term investment was US$1.0 million for the third quarter of fiscal year 2015, compared to nil in the third quarter of fiscal year 2014. The change was primarily attributable to changes in fair value of our minority equity investment in China.

Income Tax Expense

Income tax expense was US$0.4 million in the third quarter of fiscal year 2015, as compared to US$1.9 million in the third quarter of fiscal year 2014. The decrease was mainly because TAL Beijing has qualified as a “high and new technology enterprise strongly supported by the state” in the third quarter of fiscal year 2015, and is therefore entitled to a preferential tax rate of 15% from calendar year 2014 through 2016. We have trued up the first and second quarter income tax expense impact in the third quarter.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 12.4% to US$11.0 million, from US$12.5 million in the third quarter of fiscal year 2014. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 8.8% to US$15.9 million, from US$14.6 million in the third quarter of fiscal year 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.14 and US$0.13, respectively, in the third quarter of fiscal year 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.20 and US$0.19, respectively.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2015 were US$7.5 million, representing an increase of US$4.2 million from US$3.3 million in the third quarter of fiscal year 2014. The increase was mainly due to leasehold improvements, mobile network research and development, and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities.

Cash, Cash Equivalents, and Term Deposits

As of November 30, 2014, the Company had US$526.4 million of cash and cash equivalents and US$40.8 million of term deposits, as compared to US$269.9 million of cash and cash equivalents and nil of term deposits as of February 28, 2014.

Deferred Revenue

As of November 30, 2014, the Company’s deferred revenue balance was US$247.0 million, as compared to US$173.0 million as of November 30, 2013, representing an increase of 42.8%.

Financial Results for the First Nine Months of Fiscal Year 2015

Net Revenues

For the first nine months of fiscal year 2015, TAL reported net revenues of US$310.8 million, representing a 37.0% increase from US$226.9 million in the first nine months of fiscal year 2014. The increase was mainly driven by increases of enrollments in the small class offerings. Total student enrollments increased by 36.7% to approximately 992,080 from approximately 725,950 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. In the first nine months of fiscal year 2015, average selling price (ASP) was US$313, which remained unchanged from the same period of fiscal year 2014. ASP was unchanged year-over-year mainly because the increases in the hourly rate of the small class course offerings were offset by more enrollment contribution from online courses and the foreign exchange rate fluctuation.

Operating Costs and Expenses

In the first nine months of fiscal year 2015, operating costs and expenses were US$258.6 million, a 39.9% increase from US$184.8 million in the first nine months of fiscal year 2014. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$245.4 million, a 37.1% increase from US$179.0 million in the first nine months of fiscal year 2014.

Cost of revenues increased by 29.9% to US$143.9 million, from US$110.8 million in the first nine months of fiscal year 2014. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 29.9% to US$143.9 million, from US$110.7 million in the first nine months of fiscal year 2014.

Selling and marketing expenses increased by 48.9% to US$38.1 million, from US$25.6 million in the first nine months of fiscal year 2014. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 47.9% to US$36.5 million, from US$24.7 million in the first nine months of fiscal year 2014. The increase of selling and marketing expenses in the first nine months of fiscal year 2015 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 58.1% to US$76.6 million, from US$48.5 million in the first nine months of fiscal year 2014. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, and in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 49.2% to US$65.1 million, from US$43.6 million in the first nine months of fiscal year 2014.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 127.8% to US$13.1 million in the first nine months of fiscal year 2015, from US$5.8 million in the same period of fiscal year 2014. The increase of share-based compensation expenses was mainly driven by new grants of nonvested shares to directors and employees by the company in the first nine months of fiscal year 2015.

Gross Profit

Gross profit increased by 43.7% to US$166.9 million, from US$116.1 million in the first nine months of fiscal year 2014.

Income from Operations

Income from operations increased by 21.8% to US$52.4 million, from US$43.0 million in the first nine months of fiscal year 2014. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 34.4% to US$65.5 million, from US$48.8 million in the first nine months of fiscal year 2014.

Other Income

Other income was US$0.8 million for the first nine months of fiscal year 2015, compared to other income of US$0.5 million in the first nine months of fiscal year 2014. Other income in the first nine months was mainly driven by exchange gains. As the Company holds a significant portion of cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Income Tax Expense

Income tax expense was US$8.2 million in the first nine months of fiscal year 2015, as compared to US$6.6 million in the first nine months of fiscal year 2014. The increase was mainly due to the growth of income before income tax.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 21.7% to US$53.4 million, from US$43.9 million in the first nine months of fiscal year 2014. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 34.0% to US$66.6 million, from US$49.7 million in the first nine months of fiscal year 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.68 and US$0.65, respectively, in the first nine months of fiscal year 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.84 and US$0.80, respectively.

Business Outlook

In the fourth quarter we again deal with the usual every other year seasonality associated with the timing of Chinese New Year. The late start of spring term, which typically begins after Chinese New Year, will cause one less weekend of classes to be recorded in February as compared to last year. Taking into consideration this seasonality impact and the revenue shift from the third quarter to the fourth quarter because of the late fall term and the delay of classes due to APEC Forum in Beijing, total net revenues for the fourth quarter of fiscal year 2015 are expected to be between US$116.6 million and US$119.2 million, representing an increase of 34% to 37% on a year-over-year basis. This estimation also incorporates the quarter-to-date exchange rate impact, which is negative 2.0% as of today, assuming no more material change in exchange rates.

Total net revenues for the fiscal year ending February 28, 2015 are expected to be between US$427.4 million and US$430.0 million, representing an increase of 36% to 37% year-over-year.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2015 ended November 30, 2014 at 8:00 a.m. U.S. Eastern Time on January 22, 2015 (9:00 p.m. Beijing time on January 22, 2015).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-906-601
• Mainland China toll free:	400-620-8038
• International toll:	+65-6723-9381
Conference ID:	59079837

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, January 30, 2015 (12:59 p.m. Beijing time, January 31, 2015).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• Mainland China toll free:	400-632-2162
• International toll:	+61-2-8199-0299
Conference ID:	59079837

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2015 and the fiscal year ending February 28, 2015, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 289 physical learning centers as of November 30, 2014, located in 19 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao and Changsha. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2014	As of November 30, 2014
ASSETS

Current assets
Cash and cash equivalents	$269,930,571	$526,416,166
Term deposits	—	40,778,785
Restricted cash-current	325,688	781,407
Short-term investment	—	781,390
Inventory	181,759	269,331
Deferred tax assets-current	3,281,063	4,622,127
Income tax receivable	9,824,333	3,333,680
Prepaid expenses and other current assets	16,833,208	33,420,961
Total current assets	300,376,622	610,403,847
Restricted cash-non-current	2,546,878	3,579,872
Property and equipment, net	78,625,191	90,631,217
Deferred tax assets-non-current	555,528	1,136,997
Rental deposit	7,322,438	10,129,220
Intangible assets, net	2,535,593	2,416,104
Goodwill	7,509,824	8,073,960
Amounts due from related party	—	325,579
Long-term prepayments	989,454	18,039,058
Long-term investments	27,137,239	84,654,166
Total assets	$427,598,767	$829,390,020

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 2,004,659 and 4,591,669 as of February 28, 2014, and November 30, 2014, respectively)	$2,349,365	$5,274,704
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 102,488,333 and 222,609,883 as of February 28, 2014, and November 30, 2014, respectively)	132,401,062	246,986,234
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 18,920,194 and 28,384,368 as of February 28, 2014, and November 30, 2014, respectively)	27,423,992	40,437,310
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 3,661,860 and 4,267,801 as of February 28, 2014, and November 30, 2014, respectively)	4,519,807	6,710,528
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2014, and November 30, 2014, respectively)	62,100	24,840
Total current liabilities	166,756,326	299,433,616
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 32,344 and 188,083 as of February 28, 2014, and November 30, 2014, respectively)	32,344	189,604
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2014, and November 30, 2014, respectively)	—	225,627,368
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of 813,696 and nil as of February 28, 2014, and November 30, 2014, respectively)	813,696	—
Total liabilities	167,602,366	525,250,588

TAL Education Group Shareholders’ Equity
Class A common shares	78,204	87,200
Class B common shares	79,531	71,456
Additional paid-in capital	92,664,436	82,658,366
Statutory reserve	15,015,824	15,015,824
Retained earnings	144,311,994	197,739,348
Accumulated other comprehensive income	7,846,412	8,294,509
Total TAL Education Group’s equity	259,996,401	303,866,703
Noncontrolling interest	—	272,729
Total equity	259,996,401	304,139,432
Total liabilities and equity	$427,598,767	$829,390,020

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2013	2014	2013	2014
Net revenues	$73,529,703	$99,368,290	$226,896,452	$310,765,018
Cost of revenues (note 1)	35,862,040	48,956,572	110,775,673	143,888,626
Gross profit	37,667,663	50,411,718	116,120,779	166,876,392
Operating expenses (note 1)
Selling and marketing	9,307,892	13,557,704	25,577,610	38,084,854
General and administrative	17,287,151	28,662,950	48,457,547	76,602,601
Total operating expenses	26,595,043	42,220,654	74,035,157	114,687,455
Government Subsidies	820,692	27,835	914,353	204,325
Income from operations	11,893,312	8,218,899	42,999,975	52,393,262
Interest income	2,483,284	4,400,938	6,639,171	11,646,249
Interest expense	—	(1,749,206)	—	(3,939,150)
Other (expenses)/income	(51,146)	(309,619)	466,135	846,074
Gain on short-term investment	—	—	297,120	—
Gain on fair value change from long-term investment	—	1,003,000	—	1,003,000
Gain on sales of available-for-sale securities	52,958	—	52,958	—
Income before provision for income tax and loss from equity method investments	14,378,408	11,564,012	50,455,359	61,949,435
Provision for income tax	(1,869,194)	(428,934)	(6,559,197)	(8,239,275)
Loss from equity method investments	—	(196,853)	—	(306,586)
Net income	12,509,214	10,938,225	43,896,162	53,403,574
Add: Net loss attributable to noncontrolling interest	—	20,837	—	23,780
Total net income attributable to TAL Education Group	$12,509,214	$10,959,062	$43,896,162	$53,427,354
Net income per common share
Basic	$0.08	$0.07	$0.28	$0.34
Diluted	0.08	0.07	0.27	0.33
Net income per ADS (note 2)
Basic	$0.16	$0.14	$0.56	$0.68
Diluted	0.15	0.13	0.55	0.65
Weighted average shares used in calculating net income per common share
Basic	157,024,948	158,625,698	156,542,919	158,151,073
Diluted	161,425,202	164,846,471	160,159,944	175,783,136

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2013	2014	2013	2014
Cost of revenues	$11,234	$11,494	$33,302	$34,536
Selling and marketing	292,135	502,648	877,123	1,563,581
General and administrative	1,762,840	4,387,973	4,855,033	11,535,595
Total	$2,066,209	$4,902,115	$5,765,458	$13,133,712

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2013	2014	2013	2014
Net income	$12,509,214	$10,938,225	$43,896,162	$53,403,574
Other comprehensive income/(loss), net of tax	741,506	(34,427)	3,094,825	452,789
Comprehensive income	13,250,720	10,903,798	46,990,987	53,856,363
Add: Comprehensive loss attributable to noncontrolling interest	—	20,786	—	19,088
Comprehensive income attributable to TAL Education Group	$13,250,720	$10,924,584	$46,990,987	$53,875,451

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2013	2014	2013	2014

Cost of revenues	$35,862,040	$48,956,572	$110,775,673	$143,888,626
Share-based compensation expense in cost of revenues	11,234	11,494	33,302	34,536
Non-GAAP cost of revenues	35,850,806	48,945,078	110,742,371	143,854,090

Selling and marketing expenses	9,307,892	13,557,704	25,577,610	38,084,854
Share-based compensation expense in selling and marketing expenses	292,135	502,648	877,123	1,563,581
Non-GAAP selling and marketing expenses	9,015,757	13,055,056	24,700,487	36,521,273
General and administrative expenses	17,287,151	28,662,950	48,457,547	76,602,601
Share-based compensation expense in general and administrative expenses	1,762,840	4,387,973	4,855,033	11,535,595
Non-GAAP general and administrative expenses	15,524,311	24,274,977	43,602,514	65,067,006

Operating costs and expenses	62,457,083	91,177,226	184,810,830	258,576,081
Share-based compensation expense in operating costs and expenses	2,066,209	4,902,115	5,765,458	13,133,712
Non-GAAP operating costs and expenses	60,390,874	86,275,111	179,045,372	245,442,369

Income from operations	11,893,312	8,218,899	42,999,975	52,393,262
Share based compensation expenses	2,066,209	4,902,115	5,765,458	13,133,712
Non-GAAP income from operations	13,959,521	13,121,014	48,765,433	65,526,974

Net income attributable to TAL Education Group	12,509,214	10,959,062	43,896,162	53,427,354
Share based compensation expenses	2,066,209	4,902,115	5,765,458	13,133,712
Non-GAAP net income attributable to TAL Education Group	$14,575,423	$15,861,177	$49,661,620	$66,561,066
Net income per ADS
Basic	$0.16	$0.14	$0.56	$0.68
Diluted	0.15	0.13	0.55	0.65
Non-GAAP Net income per ADS (note 3)
Basic	$0.19	$0.20	$0.63	$0.84
Diluted	0.18	0.19	0.62	0.80

ADSs used in calculating net income per ADS
Basic	78,512,474	79,312,849	78,271,459	79,075,536
Diluted	80,712,601	82,423,236	80,079,972	87,891,568

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.